Schedule 13D/A No. 1	Page 1 of 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Vari-L Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

922150-10-7

(CUSIP Number)

Thomas J. Scannell
Sirenza Microdevices, Inc.
522 Almanor Avenue
Sunnyvale, CA 94085
(408) 616-5400

COPY TO:

Steven V. Bernard
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Schedule 13D/A No. 1	Page 2 of 9

CUSIP No. 922150-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sirenza Microdevices, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,173,665 (1) (3) 8. Shared Voting Power 931,631 (2) (3) 9. Sole Dispositive Power 2,173,665 (1) (3) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,105,296 (1) (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Approximately 30.3% (4)

14.	Type of Reporting Person (See Instructions) CO

        ***(1) Sirenza holds a promissory note issued by Vari-L to evidence a loan in the principal amount of $1,353,861.80. Upon maturity (September 25, 2003), notice of Vari-L’s intended prepayment of the loan or a proposed acquisition of Vari-L by a third party, the note principal becomes convertible at Sirenza’s option into common stock representing 19.9% of Vari-L’s Common Stock on a fully diluted basis as of the conversion date. The 2,173,665 shares disclosed herein represent the number of shares into which the note would have been convertible as of December 2, 2002 if one of the conversion events described above had occurred, based on the number of shares of Vari-L Common Stock outstanding as disclosed in Vari-L’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002 and Sirenza’s estimate of the number of common stock equivalents of Vari-L outstanding as of December 2, 2002.

***(2) Pursuant to Stockholder Support Agreements entered into as of December 2, 2002 by Olin Acquisition Corporation, a wholly owned subsidiary of Sirenza (“Acquisition Sub”), Vari-L and certain officers and directors of Vari-L, Acquisition Sub has the power to vote or direct the voting of an aggregate of 931,631 shares of Vari-L Common Stock (including 805,990 shares issuable upon exercise of employee stock options exercisable within sixty (60) days) in certain circumstances described in Item 4 hereof.

***(3) Sirenza disclaims beneficial ownership of the shares of Vari-L Common Stock disclosed herein, and this schedule shall not be construed an admission of such beneficial ownership for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise.

***(4) Based on the number of shares of Vari-L Common Stock outstanding as disclosed in Vari-L’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

Schedule 13D/A No. 1	Page 3 of 9

Item 1.    Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Vari-L Common Stock”), of Vari-L Company, Inc. (“Vari-L”), a Colorado corporation, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The address of the principal executive office of Vari-L is 4895 Peoria Street, Denver, Colorado 80239.

Item 2.    Identity and Background

This Schedule 13D is being filed on behalf of Sirenza Microdevices, Inc., a Delaware corporation (“Sirenza”). The address of the principal executive office of Sirenza is 522 Almanor Avenue, Sunnyvale, California 94085. Sirenza is a designer and supplier of high-performance radio frequency (RF) components for communications equipment manufacturers.

To the best of Sirenza’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Sirenza, and the name, principal business address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

During the last five years, neither Sirenza nor, to the best of Sirenza’s knowledge, any of the executive officers or directors of Sirenza listed in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The source of funds used to purchase the promissory note which in certain instances may become convertible into the shares of Vari-L Common Stock discussed in Item 4 hereof was the general working capital of Sirenza.

The power to vote or direct the voting of the shares of Vari-L Common Stock subject to the Support Agreements discussed in Item 4 hereof was granted in consideration of the entry of Sirenza and Olin Acquisition Corporation, a wholly owned subsidiary of Sirenza (“Acquisition Sub”), into the Asset Purchase Agreement described in Item 4 hereof. Sirenza did not pay additional consideration to any stockholder of Vari-L in connection with the execution and delivery of the Support Agreements.

Item 4.    Purpose of Transaction

Sirenza, Vari-L and Acquisition Sub have entered into an Asset Purchase Agreement dated as of December 2, 2002 (the “Asset Purchase Agreement”), which contemplates the acquisition by Acquisition Sub of substantially all of the assets of Vari-L and the assumption by Acquisition Sub of specified liabilities of Vari-L in exchange for approximately $13.6 million in cash and Sirenza Common Stock and forgiveness of approximately $1.4 million of indebtedness outstanding under the loan facility described below. The aggregate Sirenza Common Stock and cash proceeds noted above are subject to adjustment based on certain Vari-L working capital changes between September 30, 2002 and the closing date, and will be adjusted downward for any additional funds drawn by Vari-L on its existing secured bridge loan facility with the Company. Upon the consummation of the purchase of assets contemplated by the Asset Purchase Agreement, it is contemplated that certain of the officers of Vari-L will become employees of Sirenza. The Asset Purchase Agreement also contemplates the future liquidation of Vari-L following the closing of the transactions contemplated thereby (the “Wind-Up”). In connection with the Wind-Up, it is anticipated that the Vari-L Common Stock will at some point cease to be quoted in an interdealer quotation system of a registered national securities association.

Schedule 13D/A No. 1	Page 4 of 9

In connection with the entry of Sirenza, Acquisition Sub and Vari-L into the Asset Purchase Agreement, Acquisition Sub and Vari-L also entered into Stockholder Support Agreements, each dated December 2, 2002 (the “Support Agreements”), with certain officers and directors of Vari-L, pursuant to which such officers and directors have agreed to vote their Vari-L shares (i) in favor of the approval and adoption of the Asset Purchase Agreement, the Wind-Up and related transactions contemplated by the Asset Purchase Agreement, (ii) against any competing acquisition proposal, and (iii) against any other action that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Asset Purchase Agreement, and have delivered irrevocable proxies to Acquisition Sub granting Acquisition Sub the power to vote such shares in a consistent manner. The purpose of the Support Agreements is to enable Sirenza and Vari-L to consummate the transactions contemplated by the Asset Purchase Agreement.

The purchase by Sirenza of the promissory note which in certain instances may become convertible into the securities of Vari-L covered hereby was effected for the purpose of evidencing the loan described below. On October 7, 2002, Vari-L entered into a bridge loan facility with Sirenza, wherein Sirenza agreed to provide Vari-L with up to $5.3 million to support general working capital requirements. Pursuant to the Security Agreement that Vari-L and Sirenza entered into in connection therewith, the loan is secured by all of the assets of Vari-L. Vari-L made an initial draw of approximately $1.4 million to pay off an existing lender concurrently with entering into the Sirenza facility. The loan facility allows for $1,353,861.80 of the loan principal amount to be converted at Sirenza’s option into 19.9% of Vari-L Common Stock on a fully diluted basis upon maturity (September 25, 2003), notice of Vari-L’s intended prepayment of the loan or a proposed acquisition of Vari-L by a third party. The loan facility also provides for a prepayment penalty of $1 million in the event that Vari-L undertakes a change of control transaction with a third party. Concurrently with their entry into the loan facility, Vari-L and Sirenza entered into an Exclusivity and Right of First Refusal Agreement whereby Vari-L agreed to negotiate exclusively with Sirenza regarding a proposed acquisition of Vari-L through March 2003, subject to limited exceptions, and granted Sirenza a right of first refusal on competing acquisition offers. In addition, Vari-L and Sirenza entered into a Resale Registration Rights Agreement whereby Vari-L agreed to register for resale the Vari-L Common Stock issuable to Sirenza upon its conversion of $1,353,861.80 of the loan principal amount.

The summary of the transactions described above is qualified in its entirety by reference to the Asset Purchase Agreement, the form of Support Agreement and the Loan Agreement with Vari-L dated October 7, 2002, which are exhibits hereto and incorporated by reference herein.

Other than as described above, Sirenza currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Sirenza reserves the right to develop such plans or proposals consistent with applicable law.

Item 5.    Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3 and 4 hereof is hereby incorporated herein by reference.

Sirenza holds a promissory note issued by Vari-L to evidence a loan in the principal amount of $1,353,861.80. Upon maturity (September 25, 2003), notice of Vari-L’s intended prepayment of the loan or a proposed acquisition of Vari-L by a third party, the note principal becomes convertible at Sirenza’s option into common stock representing 19.9% of Vari-L’s Common Stock on a fully diluted basis as of the conversion date. The 2,173,665 shares disclosed herein represent the number of shares into which the note would have been convertible as of December 2, 2002 if one of the conversion events described above had occurred, based on the number of shares of Vari-L Common Stock outstanding as disclosed in Vari-L’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002 and Sirenza’s estimate of the number of common stock equivalents of Vari-L outstanding as of December 2, 2002. Sirenza disclaims beneficial ownership of the shares of Vari-L Common Stock disclosed herein, and this schedule shall not be construed an admission of such beneficial ownership for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise.

Schedule 13D/A No. 1	Page 5 of 9

Pursuant to the Support Agreements, as of December 2, 2002, Acquisition Sub had the power to vote or direct the voting of an aggregate of 931,631 shares of Vari-L Common Stock (including 805,990 shares issuable upon exercise of employee stock options exercisable within sixty (60) days) in certain circumstances described in Item 4 hereof. Such Vari-L Common Stock, when aggregated with the shares issuable upon conversion of the note held by Sirenza discussed above, constitutes approximately 30.3% of the issued and outstanding shares of such class, based on the number of shares of Vari-L Common Stock outstanding as disclosed in Vari-L’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002. Sirenza disclaims beneficial ownership of the shares of Vari-L Common Stock disclosed herein, and this schedule shall not be construed an admission of such beneficial ownership for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise.

To the knowledge of Sirenza, none of the directors and executive officers of Sirenza beneficially own shares of Vari-L Common Stock or have effected transactions in the class of securities reported on this statement during the past 60 days. Set forth on Schedule II hereto is the name of those stockholders of Vari-L that have entered into a Support Agreement with Sirenza, and to the knowledge of Sirenza, each of their respective business addresses, number and percent of shares of Vari-L Common Stock beneficially owned and present principal occupation or employment, including the name of any corporation or other organization in which such employment is conducted. To the knowledge of Sirenza, except for the persons listed on Schedule II hereto, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The information contained in Schedule II is incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as discussed in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between Sirenza and any other person with respect to any securities of Vari-L.

Item 7.    Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION
1.*	Press Release dated October 8, 2002.

2.*	Loan Agreement with Vari-L dated October 7, 2002.

3.*	Security Agreement with Vari-L dated October 7, 2002.

4.*	Exclusivity and Right of First Refusal Agreement with Vari-L dated October 7, 2002.

5.*	Resale Registration Rights Agreement with Vari-L dated October 7, 2002.

6.	Form of Stockholder Support Agreement with Vari-L and certain Vari-L officers and directors.

7.	Asset Purchase Agreement with Vari-L and Acquisition Sub dated as of December 2, 2002.

*	Previously filed

Schedule 13D/A No. 1	Page 6 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2002
Date

/s/ THOMAS SCANNELL
Signature

Thomas Scannell, Chief Financial Officer
Name/Title

Schedule 13D/A No. 1	Page 7 of 9

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SIRENZA MICRODEVICES, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Sirenza Microdevices, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 522 Almanor Avenue, Sunnyvale, CA 94085.

Board of Directors

Name and Title	Present Principal Occupation
Peter Chung, Director	General Partner, Summit Partners, L.P. 499 Hamilton Avenue, Suite 200 Palo Alto, CA 94301

John Bumgarner, Jr., Director	Retired

Casimir Skrzpczak, Director	General Partner, Global Asset Capital 2460 Sand Hill Road Menlo Park, CA 94025

John Ocampo, Director	Director, Sirenza Microdevices, Inc.

Robert Van Buskirk, Director	President and Chief Executive Officer, Sirenza Microdevices, Inc.

Executive officers who are not directors:

Name	Title and Present Principal Occupation
Thomas Scannell	Chief Financial Officer, Vice President of Finance and Administration

Joseph Johnson	Chief Technology Officer

Gerald Quinnell	Executive Vice President, Business Development

Walter G. Baker	Vice President, Engineering

Richard Clark	Vice President, Integrated Power Products

Gerald Hatley	Vice President, Controller and Chief Accounting Officer

Norm Hilgendorf	Vice President, Sales & Marketing

Rodney Hsing	Vice President, Strategic Accounts

Guy Krevet	Vice President, Manufacturing

John Pelose	Vice President, Wireless Products

Robert M. Pinato	Vice President, Subscriber/PLA Products

Schedule 13D/A No. 1	Page 8 of 9

SCHEDULE II

STOCKHOLDERS PARTY TO A SUPPORT AGREEMENT
WITH OLIN ACQUISITION CORPORATION AND VARI-L COMPANY, INC.

The following table sets forth the name and, to the knowledge of Sirenza, the present principal occupation or employment of each stockholder of Vari-L that has entered into a Support Agreement with Acquisition Sub in connection with the Asset Purchase Agreement and the aggregate number and percent of shares of Vari-L Common Stock beneficially owned by each such stockholder as of December 2, 2002. To the knowledge of Sirenza, the business address of each stockholder set forth on this Schedule II is: c/o Vari-L Company, Inc., 4895 Peoria Street, Denver, Colorado 80239.

Stockholder Party to Support Agreement	Shares Beneficially Owned		Percentage of Securities Outstanding
Charles R. Bland President and CEO of Vari-L Company, Inc.	150,950	(1)	2.0%

Sarah L. Booher Managing Partner Good Earth Farm	83,183	(2)	1.1%

Robert C. Dixon Chairman Ditrans Corporation	6,050	(3)	* *

Richard P. Dutkiewicz Vice President of Finance and CFO of Vari-L Company, Inc.	73,423	(4)	1.0%

Janice E. Hyland Vice President of Quality Assurance of Vari-L Company, Inc.	90,600	(5)	1.2%

David A. Lisowski President Denver Wholesale Florist Company	55,400	(6)	* *

Gil J. Van Lunsen Director of Vari-L Company, Inc.	18,450	(7)	* *

Anthony B. Petrelli Senior Vice President of Investment Banking Services Neidiger, Tucker, Bruner, Inc.	45,700	(8)	* *

Matthew D. Pope Vice President of Business Development of Vari-L Company, Inc.	124,463	(9)	1.7%

Schedule 13D/A No. 1	Page 9 of 9

Stockholder Party to Support Agreement	Shares Beneficially Owned		Percentage of Securities Outstanding

David M. Risley Senior Vice President and Chief Financial Officer La-Z-Boy Inc.	11,100	(10)	*	*

Larry Romero Vice President of Process Engineering of Vari-L Company, Inc.	65,965	(11)	*	*

Timothy Schamberger Vice President of Sales and Marketing of Vari-L Company, Inc.	25,000	(12)	*	*

Daniel J. Wilmot Vice President of Advanced Technology of Vari-L Company, Inc.	181,946	(13)	2.4%

**	Less than one percent.
(1)	Includes 136,000 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(2)	Includes 51,000 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(3)	Includes 5,500 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(4)	Includes 60,000 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(5)	Includes 60,018 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(6)	Includes 51,500 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(7)	Includes 17,500 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(8)	Includes 43,000 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(9)	Includes 107,452 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(10)	Includes 10,500 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(11)	Includes 57,570 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(12)	Includes 25,000 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.
(13)	Includes 186,950 shares of Vari-L Common Stock issuable upon the exercise of options exercisable within 60 days of December 2, 2002.